Dyadic International, Inc. 140 Intracoastal Pointe Drive, Suite 404 Jupiter, FL 33477 Tel: 561-743-8333 Fax: 561-743-8343 www.dyadic.com

February 8, 2019
VIA EDGAR AND FEDERAL EXPRESS
Amanda Ravitz
Assistant Director
Division of Corporation Finance
Office of Manufacturing and Construction
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Dyadic International, Inc.
Form 10-12G
Filed January 14, 2019
File No. 000-55264
Dear Ms. Ravitz:
On behalf of Dyadic International, Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) set forth in your letter dated February 7, 2019 (the “Comment Letter”), regarding the above referenced Registration Statement on Form 10-12G (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions.
For the convenience of the Staff, the comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment. Capitalized terms used and not defined have the meanings given in Amendment No. 1. Page and caption references in the text of this letter correspond to pages and captions in Amendment No. 1.
REGISTRATION STATEMENT ON FORM 10-12G

1.
We note your response to comment 5 of our letter dated December 3, 2018 and reissue our comment. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations under it, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations under it. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly. If the provision applies to Securities Act claims, please revise your disclosures to disclose this information and to state that there is uncertainty as to whether a court would enforce such provision, and to state that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations under it.
Response:
In response to the Staff’s comment, the Company has revised its disclosure on pages 25 and 58 of Amendment No. 1 and has revised the forum selection provision contained in its Second Amended and Restated Bylaws attached as Exhibit 3.2 to Amendment No. 1 to be consistent with that disclosure.
***
The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request the Staff contact the undersigned at (561) 743-8333 or prawson@dyadic.com with any questions or comments regarding this letter.

Sincerely,

/s/Ping Rawson
Ping W. Rawson
Chief Accounting Officer
cc:
Mark Emalfarb (Dyadic International, Inc.)
Kimberly Petillo-Décossard (Cahill Gordon & Reindel LLP)